UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Inventiva S.A.

(Name of Issuer)

Ordinary Shares, €.01 par value per share

(Title of Class of Securities)

46124U107

(CUSIP Number)

Stephanie Brecher

New Enterprise Associates

1954 Greenspring Drive, Suite 600

Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 17, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46124U107	13D	Page 2 of 31 Pages

1	NAMES OF REPORTING PERSONS. New Enterprise Associates 17, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,835,884 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,835,884 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,884 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 46124U107	13D	Page 3 of 31 Pages

1	NAMES OF REPORTING PERSONS. NEA Partners 17, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,835,884 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,835,884 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,884 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 46124U107	13D	Page 4 of 31 Pages

1	NAMES OF REPORTING PERSONS. NEA 17 GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,835,884 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,835,884 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,884 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 46124U107	13D	Page 5 of 31 Pages

1	NAMES OF REPORTING PERSONS. Growth Equity Opportunities 18 VGE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,835,884 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,835,884 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,884 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 46124U107	13D	Page 6 of 31 Pages

1	NAMES OF REPORTING PERSONS. NEA 18 Venture Growth Equity, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,835,884 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,835,884 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,884 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 46124U107	13D	Page 7 of 31 Pages

1	NAMES OF REPORTING PERSONS. NEA Partners 18 VGE, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,835,884 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,835,884 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,884 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 46124U107	13D	Page 8 of 31 Pages

1	NAMES OF REPORTING PERSONS. NEA 18 VGE GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,835,884 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,835,884 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,884 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 46124U107	13D	Page 9 of 31 Pages

1	NAMES OF REPORTING PERSONS. Forest Baskett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 6,478,126 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 6,478,126 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,478,126 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 46124U107	13D	Page 10 of 31 Pages

1	NAMES OF REPORTING PERSONS. Ali Behbahani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,835,884 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,835,884 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,884 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 46124U107	13D	Page 11 of 31 Pages

1	NAMES OF REPORTING PERSONS. Carmen Chang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,835,884 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,835,884 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,884 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 46124U107	13D	Page 12 of 31 Pages

1	NAMES OF REPORTING PERSONS. Anthony A. Florence, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,835,884 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,835,884 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,884 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 46124U107	13D	Page 13 of 31 Pages

1	NAMES OF REPORTING PERSONS. Mohamad H. Makhzoumi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,835,884 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,835,884 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,884 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 46124U107	13D	Page 14 of 31 Pages

1	NAMES OF REPORTING PERSONS. Edward T. Mathers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,835,884 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,835,884 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,884 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 46124U107	13D	Page 15 of 31 Pages

1	NAMES OF REPORTING PERSONS. Scott D. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,835,884 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,835,884 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,884 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 46124U107	13D	Page 16 of 31 Pages

1	NAMES OF REPORTING PERSONS. Paul Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,835,884 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,835,884 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,884 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 46124U107	13D	Page 17 of 31 Pages

1	NAMES OF REPORTING PERSONS. Rick Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 7,835,884 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 7,835,884 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,884 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 46124U107	13D	Page 18 of 31 Pages

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed on July 21, 2020, and Amendment No.1 filed on May 3, 2024, and relates to the ordinary shares, €.01 par value (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADS”), with each ADS representing one Ordinary Share, of Inventiva S.A. (the “Issuer”) having its principal executive office at 50 rue de Dijon, 21121 Daix, France.

Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1 thereto). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1 thereto).

Item 2. Identity and Background.

This statement is being filed by:

(a)  Growth Equity Opportunities 18 VGE, LLC (“GEO”);

(b)  New Enterprise Associates 17, L.P. (“NEA 17”) and NEA 18 Venture Growth Equity, L.P. (“NEA 18 VGE” and together with NEA 17, the “Funds”), which is the sole member of GEO; NEA Partners 17, L.P. (“NEA Partners 17”), which is the sole general partner of NEA 17, and NEA Partners 18 VGE, L.P. (“NEA Partners 18 VGE” and together with NEA Partners 17, the “GPLPs”), which is the sole general partner of NEA 18 VGE; and NEA 17 GP, LLC (“NEA 17 LLC”), which is the sole general partner of NEA Partners 17, and NEA 18 VGE GP, LLC (“NEA 18 VGE LLC” and together with NEA 17 LLC, the “GP LLCs” and collectively with the GPLPs, the “Control Entities”), which is the sole general partner of NEA Partners 18 VGE; and

(c)   Forest Baskett (“Baskett”), Ali Behbahani (“Behbahani”), Carmen Chang (“Chang”), Anthony A. Florence, Jr. (“Florence”), Mohamad H. Makhzoumi (“Makhzoumi”), Edward T. Mathers (“Mathers”), Scott D. Sandell (“Sandell”), Paul Walker (“Walker”) and Rick Yang (“Yang”) (together, the “Managers”).

Behbahani, Chang, Florence, Makhzoumi, Mathers, Sandell, Walker and Yang (the “Dual Managers”) are managers of the GP LLCs. Baskett is a manager of NEA 17 LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of GEO, each Fund, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett, Behbahani, Chang, Makhzoumi, Walker and Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence and Mathers is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.

The principal business of GEO and the Funds is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 17 is to act as the sole general partner of NEA 17. The principal business of NEA Partners 18 VGE is to act as the sole general partner of NEA 18 VGE. The principal business of NEA 17 LLC is to act as the sole general partner of NEA Partners 17. The principal business of NEA 18 VGE LLC is to act as the sole general partner of NEA Partners 18 VGE. The principal business of each of the Dual Managers is to manage the Control Entities, the Funds, GEO and a number of affiliated partnerships with similar businesses. The principal business of Baskett is to manage NEA 17 LLC, NEA Partners 17, NEA 17 and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

GEO and the GP LLCs are limited liability companies organized under the laws of the State of Delaware. The Funds and the GPLPs are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

CUSIP No. 46124U107	13D	Page 19 of 31 Pages

Item 3. Source and Amount of Funds or Other Consideration.

On October 11, 2024, the Issuer and certain investors including NEA 17 and GEO entered into separate Subscription Agreements for T1 Shares (collectively, the “T1 Subscription Agreements”) and Subscription Agreements for T1 Pre-Funded Warrants (collectively, the “T1 BSA Subscription Agreements”), pursuant to which the Issuer agreed to issue and sell, and such investors agreed to purchase and acquire, Ordinary Shares of the Issuer, or in lieu thereof, pre-funded warrants to purchase Ordinary Shares, respectively, as part of a multi-tranche private placement (the “Financing”). The Financing consists of the following:

(i)     the issuance of 34,600,507 new Ordinary Shares (the “T1 Shares”) and 35,399,481 prefunded warrants exercisable for Ordinary Shares at a price outstanding of €0.01 per new Ordinary Share (the “T1 BSAs” and together with the T1 Shares, the “T1 Securities”), for an aggregate purchase price of €94.1 million. The subscription price for each T1 Share was €1.35 per share (the “T1 Share Subscription Price”) and the subscription price for each T1 BSA was €1.34 per share (the “T1 BSA Subscription Price”), with an exercise price of €0.01;

(ii)    the issuance, in a second phase, of an aggregate of 7,872,064 Ordinary Shares (the “T1bis Shares”) and 8,053,847 pre-funded warrants to purchase an aggregate of 8,053,847 Ordinary Shares (the “T1bis BSAs” and together with the T1bis Shares, the “T1bis Securities”) for aggregate gross proceeds of €21.4 million, subject to satisfaction of applicable conditions precedent, including the approval of the shareholders at a general meeting of the shareholders to be held no later than December 16, 2024 (the “Shareholders’ Meeting”). The subscription price for the T1bis Shares and T1bis BSAs will be equal to the T1 Share Subscription Price and T1 BSA Subscription Price, respectively; and

(iii)   the issuance, in a third phase, of a number of Ordinary Shares (or, in lieu of Ordinary Shares, pre-funded warrants) (the “T2 Securities”) to be determined by the Issuer’s board of directors (the “Board”), to which warrants to purchase Ordinary Shares are attached (the “T3 BSAs” and together with the T2 Securities, the “ABSAs”), for aggregate gross proceeds of €116 million, subject to satisfaction of applicable conditions precedent, including the approval of the shareholders at the Shareholders’ Meeting and certain operational conditions. Pursuant to the T1 Subscription Agreement, upon the satisfaction of applicable conditions precedent, each investor (including NEA 17 and GEO) will be obligated to purchase a number of ABSAs pro rata to the number of T1 Securities purchased by the investor pursuant to a second subscription agreement, the form of which is attached an annex to the T1 Subscription Agreement. The subscription price of the ABSAs will be equal to the lower of (i) the T1 Share Subscription Price or (ii) the volume-weighted average of the price of the Ordinary Shares on Euronext Paris during the five trading sessions preceding pricing of the ABSAs. The T3 BSAs will have an exercise price of €1.50 per Ordinary Share and will only become exercisable upon the occurrence of a specified triggering event (or the waiver thereof).

NEA 17 and GEO together entered into a T1 Subscription Agreement and a T1 BSA Subscription Agreement on October 11, 2024, and closing thereunder for the T1 Securities took place on October 17, 2024 (the “First Settlement”).

The T1 BSAs are exercisable at the option of the holder at any time after their issuance; provided that, the T1 BSAs carry a limitation on exercise preventing exercise if such exercise results in the holder beneficially owning in excess of 4.99% of the number of the Issuer’s Ordinary Shares, which percentage can be increased to an amount not to exceed 19.99% (or 24.99% of the voting rights of the Issuer) at the option of the holder upon 61 days’ prior notice to the Issuer (the “Beneficial Ownership Limitation”); provided further that, to the extent required under the French FDI Regime (as defined in the T1 BSA Subscription Agreements), the holder must obtain approval from the French Ministry of Economy to increase the Beneficial Ownership Limitation above 9.99% of the voting rights of the Issuer.

In connection with the entry into the T1 Subscription Agreement and T1 BSA Subscription Agreement, NEA 17 and GEO agreed to a lock-up on the T1 Securities (including the shares issuable upon exercise thereof) until the earlier of (x) the issuance date of the ABSAs or (y) May 20, 2025, subject to certain exceptions. NEA 17 and GEO have agreed to vote in favor of the resolutions of the Shareholders’ Meeting relating to the issuance of the T1bis Securities and the ABSAs and certain changes in the governance of the Issuer. The governance changes include the appointment of Mark Pruzanski and Srinivas Akkaraju as members of the Issuer’s Board. As part of the Financing, certain investors, including NEA 17 and GEO, were given the right to propose additional directors for appointment to the Issuer’s Board, subject to the completion of the First Settlement and shareholder approval of the resolutions relating to the issuance of the ABSAs by the shareholders at the Shareholders’ Meeting.

CUSIP No. 46124U107	13D	Page 20 of 31 Pages

Pursuant to the T1 Subscription Agreement and T1 BSA Subscription Agreement, at the First Settlement, NEA 17 purchased from the Issuer 905,173 T1 Shares and 5,129,311 T1 BSAs for an aggregate purchase price of approximately €8,095,260. After giving effect to the Beneficial Ownership Limitation, NEA 17 is now deemed to hold a total of 6,478,126 Ordinary Shares of the Issuer, including Ordinary Shares represented by ADSs (the “NEA 17 Shares”). The working capital of NEA 17 was the source of the funds for the purchase of the NEA 17 Shares. No part of the purchase price of the NEA 17 Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 17 Shares.

Pursuant to the T1 Subscription Agreement and T1 BSA Subscription Agreement, at the First Settlement, GEO purchased from the Issuer 1,357,758 T1 Shares and 7,693,965 T1 BSAs for an aggregate purchase price of approximately €12,142,886. After giving effect to the Beneficial Ownership Limitation, GEO is now deemed to hold a total of 1,357,758 Ordinary Shares of the Issuer (the “GEO Shares”). The working capital of GEO and NEA 18 VGE was the source of the funds for the purchase of the GEO Shares. No part of the purchase price of the GEO Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the GEO Shares.

Collectively, immediately following the First Settlement and after giving effect to the Beneficial Ownership Limitation, NEA 17 and GEO are now deemed to hold a total of 7,835,884 Ordinary Shares of the Issuer, including Ordinary Shares represented by ADSs (the “Fund Shares”).

Pursuant to the T1 Subscription Agreement and T1 BSA Subscription Agreement, NEA 17 subscribed for 205,939 T1bis Shares and 1,166,986 T1bis BSAs and GEO subscribed for 308,907 T1bis Shares and 1,750,478 T1bis BSAs, subject to satisfaction of applicable conditions precedent. Settlement of the T1bis Securities is expected to occur in December 2024.

The foregoing description of the T1 Subscription Agreements and the terms and conditions of the securities issued thereunder is qualified in its entirety by reference to the full text of the form of T1 Subscription Agreement, a copy of which is attached as Exhibit 99.1 to the Issuer’s Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2024 and incorporated herein by reference.

Item 4. Purpose of Transaction.

NEA 17 acquired the NEA 17 Shares for investment purposes and GEO acquired the GEO Shares for investment purposes. Information with respect to the Financing set forth in Item 3 above is incorporated herein by reference to the extent responsive to this Item 4.

Subject to the foregoing, depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 17, GEO and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

CUSIP No. 46124U107	13D	Page 21 of 31 Pages

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	NEA 17 is the record owner of the NEA 17 Shares. As the sole general partner of NEA 17, NEA Partners 17 may be deemed to own beneficially the NEA 17 Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may be deemed to own beneficially the NEA 17 Shares.

GEO is the record owner of the GEO Shares. As the sole member of GEO, NEA 18 VGE may be deemed to own beneficially the GEO Shares. As the sole general partner of NEA 18 VGE, NEA Partners 18 VGE may be deemed to own beneficially the GEO Shares. As the sole general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may be deemed to own beneficially the GEO Shares.

By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of the Funds and GEO may be deemed to share the power to direct the disposition and vote of the Fund Shares. As general partners of the Funds, each of the GPLPs may also be deemed to own beneficially the Fund Shares. As general partners of the GPLPs, each of the GP LLCs may also be deemed to own beneficially the Fund Shares.

As individual managers of the GP LLCs, each of the Dual Managers may be deemed to own beneficially the Fund Shares. As a manager of NEA 17 LLC, Baskett may be deemed to own beneficially the NEA 17 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 17 Shares and the GEO Shares, respectively, other than those shares which such person owns of record.

CUSIP No. 46124U107	13D	Page 22 of 31 Pages

The percentage of outstanding Ordinary Shares of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 87,077,695 Ordinary Shares, which includes (i) the 52,477,188 Ordinary Shares reported by the Issuer to be outstanding as of June 30, 2024, in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on October 15, 2024 and (ii) the 34,600,507 Ordinary Shares reported to be issued in connection with the Financing in the Issuer’s Form 6-K filed with the SEC on October 15, 2024.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Information with respect to the Financing set forth in Item 3 above is incorporated herein by reference to the extent responsive to this Item 6.

On July 17, 2024, the Issuer entered into subscription agreements (the “Royalty Certificate Subscription Agreements”) with certain investors, including NEA 17, pursuant to which the Issuer agreed to issue and sell, and such investors agreed to purchase and acquire, an aggregate of 201 royalty certificates (the “Royalty Certificates”) (such transaction, the “Royalties Transaction”).

The Royalty Certificates provide the holders thereof with the right to an annual payment of royalties equal to 3% of the future net sales, if any, of the Issuer’s product candidate lanifibranor beginning on the fiscal year following the start of the sales of lanifibranor following the granting of the market authorization for lanifibranor in (i) the United States of America, (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs first, if at all. The Royalty Certificates have a term of 14 years following the date of issue.

The Royalty Certificates had a subscription price of €100,000 per certificate. Settlement and delivery of the Royalty Certificates occurred on July 22, 2024. In connection with the entry into the Royalty Certificate Subscription Agreements, the parties thereto agreed not to sell, transfer or otherwise dispose of the Royalty Certificates for a period of six months following the date of closing, subject to certain specified exception.

In connection with the Royalties Transaction, NEA 17 purchased 46 Royalty Certificates for an aggregate purchase price of €4,600,000.

CUSIP No. 46124U107	13D	Page 23 of 31 Pages

The Issuer may at any time repurchase in full the Royalty Certificates by paying a price to be agreed between the Issuer and the holders of the Royalty Certificates. The Issuer may also redeem the Royalty Certificates from each holder, subject to offering such redemption to every holder. The Issuer also has a pre-emptive right in the event of the sale of Royalty Certificates by a holder.

The Royalty Certificates do not confer any additional financial rights besides the right to payment of royalties referred to above. In addition, the Royalty Certificates do not entitle any holder thereof to vote or be deemed the holder of any other securities of the Issuer, nor do they confer upon any holder the rights of a shareholder of the Issuer or the right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or give or withhold consent to any corporate action or other actions affecting shareholders or to receive dividends or subscription rights or otherwise.

The foregoing description of the Royalty Certificate Subscription Agreements and the terms and conditions of the Royalty Certificates issued thereunder is qualified in its entirety by reference to the full text of the form of Royalty Certificate Subscription Agreement, a copy of which is attached as Exhibit 99.1 to the Issuer’s Form 6-K, filed with the SEC on July 18, 2024 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 46124U107	13D	Page 24 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 21st day of October, 2024.

NEW ENTERPRISE ASSOCIATES 17, L.P.

By:	NEA PARTNERS 17, L.P. General Partner

By:	NEA 17 GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 17, L.P.

By:	NEA 17 GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA 17 GP, LLC

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

CUSIP No. 46124U107	13D	Page 25 of 31 Pages

GROWTH EQUITY OPPORTUNITIES 18 VGE, LLC

By:	NEA 18 VENTURE GROWTH EQUITY, L.P. Sole Member

By:            NEA PARTNERS 18 VGE, L.P.

                  General Partner

By:	NEA 18 VGE GP, LLC General Partner

By:                              *

   Anthony A. Florence, Jr.

     Managing Partner and Co-Chief Executive Officer

 By:                             *

     Mohamad Makhzoumi

     Managing Partner and Co-Chief Executive Officer

NEA 18 VENTURE GROWTH EQUITY, L.P.

By:	NEA PARTNERS 18 VGE, L.P. General Partner

By:	NEA 18 VGE GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 18 VGE, L.P.

By:	NEA 18 VGE GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

CUSIP No. 46124U107	13D	Page 26 of 31 Pages

NEA 18 VGE GP, LLC

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Paul Walker

                 *

Rick Yang

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Amendment No. 2 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 46124U107	13D	Page 27 of 31 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Inventiva S.A.

EXECUTED this 21st day of October, 2024.

NEW ENTERPRISE ASSOCIATES 17, L.P.

By:	NEA PARTNERS 17, L.P. General Partner

By:	NEA 17 GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 17, L.P.

By:	NEA 17 GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA 17 GP, LLC

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

CUSIP No. 46124U107	13D	Page 28 of 31 Pages

GROWTH EQUITY OPPORTUNITIES 18 VGE, LLC

By:	NEA 18 VENTURE GROWTH EQUITY, L.P. Sole Member

By:            NEA PARTNERS 18 VGE, L.P.

                  General Partner

By:	NEA 18 VGE GP, LLC General Partner

By:                              *

   Anthony A. Florence, Jr.

     Managing Partner and Co-Chief Executive Officer

 By:                             *

     Mohamad Makhzoumi

     Managing Partner and Co-Chief Executive Officer

NEA 18 VENTURE GROWTH EQUITY, L.P.

By:	NEA PARTNERS 18 VGE, L.P. General Partner

By:	NEA 18 VGE GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

NEA PARTNERS 18 VGE, L.P.

By:	NEA 18 VGE GP, LLC General Partner

  By:                             *

 Anthony A. Florence, Jr.

 Managing Partner and Co-Chief Executive Officer

  By:                             *

 Mohamad Makhzoumi

 Managing Partner and Co-Chief Executive Officer

CUSIP No. 46124U107	13D	Page 29 of 31 Pages

NEA 18 VGE GP, LLC

By:                             *

Anthony A. Florence, Jr.

Managing Partner and Co-Chief Executive Officer

By:                             *

Mohamad Makhzoumi

Managing Partner and Co-Chief Executive Officer

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Paul Walker

                 *

Rick Yang

*/s/ Zachary Bambach

Zachary Bambach

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached hereto as Exhibit 2.

CUSIP No. 46124U107	13D	Page 30 of 31 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Zachary Bambach, Nicole Hatcher and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, including, without limitation, Forms 3, 4 and 5 and Schedules 13D and 13G (and any amendments thereto), and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), including, but not limited to, signing a Form ID for and on behalf of the undersigned and filing such Form ID with the SEC, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney is perpetual, unless revoked by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 29th day of February, 2024.

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Ronald D. Bernal
Ronald D. Bernal

/s/ Ann Bordetsky
Ann Bordetsky

/s/ Carmen Chang
Carmen Chang

/s/ Philip Chopin
Philip Chopin

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Jonathan Golden
Jonathan Golden

/s/ Scott Gottlieb
Scott Gottlieb

CUSIP No. 46124U107	13D	Page 31 of 31 Pages

/s/ Mark Hawkins
Mark Hawkins

/s/ Jeffrey R. Immelt
Jeffrey R. Immelt

/s/ Aaron Jacobson
Aaron Jacobson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Hilarie Koplow-McAdams
Hilarie Koplow-McAdams

/s/ Vanessa Larco
Vanessa Larco

/s/ Julio C. Lopez
Julio C. Lopez

/s/ Tiffany Le
Tiffany Le

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Kavita Patel
Kavita Patel

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter Sonsini
Peter Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang